Contact

www.linkedin.com/in/natalie-malele-32791b191 (LinkedIn)

Top Skills

Team Leadership
Exceed Sales Goals
Social Media Marketing

Natalie Malele

Owner of Peachy Inc.
Saratoga Springs

Summary

I love fitness, health and seeing others succeed. I am the Co-Founder of Peachy Inc, a Women’s Supplement Company, to help women make and achieve their fitness goals. I’m a runner. I’m a lifter. A wife. And full time mother of one.

Experience

Peachy inc
Co-Founder & CEO
March 2019 - Present (3 years 3 months)

Security Service Federal Credit Union
Member Service Representative
May 2016 - December 2018 (2 years 8 months)
Pleasant Grove UT

Education

Salt Lake Community College
NA, Art/Art Studies, General · (2016 - 2019)

Riverton High School
 · (2010 - 2013)